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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                       ANGELES MORTGAGE INVESTMENT TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   CLASS A SHARES, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     034638
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             JOHN K. LINES, ESQ., GENERAL COUNSEL AND SECRETARY,
                        INSIGNIA FINANCIAL GROUP, INC.
               ONE INSIGNIA FINANCIAL PLAZA, GREENVILLE, SC 29602
                                 (864) 239-1675
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               DECEMBER 11, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 The Statement on Schedule 13D, filed on November 27, 1996 (the "Initial Filing") on behalf of Insignia Financial Group, Inc., a corporation organized under the laws of Delaware, Andrew L. Farkas, Liquidity Assistance L.L.C., a limited liability company organized under the laws of Delaware, Metropolitan Asset Enhancement, L.P., a limited partnership organized under the laws of Delaware, MAE Parent, Inc., a corporation organized under the laws of Delaware, and MAE GP Corporation, a corporation organized under the laws of Delaware (collectively referred to hereinafter as the "Reporting Persons"), relating to the Class A Shares, $1.00 par value per share ("Class A Shares"), of Angeles Mortgage Investment Trust, a business trust organized under the laws of California (the "Issuer"), is amended as follows (capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Initial Filing):

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Item 6 of the Initial Filing is amended to include the following:

                 On December 11, 1996, the Issuer and Insignia Financial Group, Inc., on behalf of itself and its affiliates (collectively, "Insignia"), entered into a Confidentiality Agreement effective as of December 3, 1996 (the "Confidentiality Agreement"). Pursuant to the terms of the Confidentiality Agreement, Insignia agrees to maintain the confidentiality of certain information and not to purchase any shares of the Issuer without prior written approval of the Issuer during the "Standstill Period" which commences on the effective date of the Confidentiality Agreement and ends on the 14th day following written notice by Insignia that it elects to terminate the Standstill Period.

ITEM 6.          MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibits filed with this Schedule 13D are as follows:

                 4. Confidentiality Agreement effective December 3, 1996 between Angeles Mortgage Investment Trust and Insignia Financial Group, Inc.





                                                               Page 2 of 3 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1996        /s/ Andrew L. Farkas
                                -----------------------------------------------
                                    Andrew L. Farkas


                                Insignia Financial Group, Inc.


                                By: /s/ Frank M. Garrison
                                    -------------------------------------------
                                         Frank M. Garrison, Executive Managing
                                         Director

                                Metropolitan Asset Enhancement, L.P.

                                By: MAE Parent, Inc., General Partner


                                By: /s/ John K. Lines
                                    -------------------------------------------

                                        John K. Lines, Vice President


                                Liquidity Assistance L.L.C.


                                By: /s/ J. Scott Kester
                                    -------------------------------------------
                                         J. Scott Kester, President


                                MAE Parent, Inc.


                                By: /s/ John K. Lines
                                    -------------------------------------------
                                         John K. Lines, Vice President


                                MAE GP Corporation


                                By: /s/ John K. Lines
                   -                -------------------------------------------

                                         John K. Lines, Secretary




                                                               Page 3 of 3 Pages